July 9, 2024

Brian Hartigan
Chief Executive Officer
Invesco CurrencyShares Swiss Franc Trust
3500 Lacey Road, Suite 700
Downers Grove, Illinois 60515

       Re: Invesco CurrencyShares Swiss Franc Trust
           Registration Statement on Form S-3
           Filed July 1, 2024
           File No. 333-280631
Dear Brian Hartigan:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lulu Cheng at 202-551-3811 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Patrick Daugherty